The information in the preliminary pricing supplement, as amended by this amendment, is not complete and may be changed. The preliminary pricing supplement, as amended by this amendment, is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-236659 and 333-236659-01

Subject to Completion. Dated September 18, 2020.

Amendment No. 1 to the Preliminary Pricing Supplement dated September 15, 2020 to the Prospectus and Prospectus Supplement, each dated April 8, 2020, the Underlying Supplement No. 1-I dated April 8, 2020 and the Product Supplement No. 4-I dated April 8, 2020

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A
$
Digital Equity Notes due 2021
(Linked to the S&P 500® Index)

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

Notwithstanding anything to the contrary set forth in the preliminary pricing supplement dated September 15, 2020 related to the notes referred to above with the CUSIP and ISIN referred to below (the “preliminary pricing supplement”), the trade date and the original issue date (settlement date) for the notes are set forth below:

Trade Date: on or about September 21, 2020

Original issue date (settlement date): on or about September 28, 2020

In addition, the first two sentences of the fifth paragraph on the front cover of the preliminary pricing supplement are deemed to be replaced in their entirety by the following sentences:

“If the notes priced today and assuming a threshold settlement amount equal to the middle of the range listed above, the estimated value of the notes would be approximately $981.20 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the final pricing supplement and will not be less than $971.20 per $1,000 principal amount note.”

Moreover, the first sentence of the second paragraph under “Summary Information — Key Terms — Supplemental plan of distribution” in the preliminary pricing supplement is deemed to be replaced in its entirety by the following sentence:

“We expect to deliver the notes against payment therefor in New York, New York on or about September 28, 2020, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.”

Furthermore, the second sentence under “Summary Information — Secondary Market Prices of the Notes” in the preliminary pricing supplement is deemed to be replaced in its entirety by the following sentence:

“In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the trade date through December 21, 2020.”

CUSIP no.: 48132PBP8

ISIN no.: US48132PBP80

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page S-2 of the accompanying prospectus supplement, “Risk Factors” on page PS-10 of the accompanying product supplement, “Risk Factors” on page US-1 of the accompanying underlying supplement and “Selected Risk Factors” on page PS-12 of the preliminary pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this amendment, the preliminary pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Amendment No. 1 dated September 18, 2020

You should read this amendment together with the preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

•	Preliminary Pricing Supplement dated September 15, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000121390020026673/s127456_424b2.htm

•	Product supplement no. 4-I dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007234/crt-dp125068_424b2.pdf

•	Underlying supplement no. 1-I dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007221/crt-dp125705_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

A-1